SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20
Publicly Held Company - CVM Registration no. 1431-1

R E L E V A N T N O T I C E

Companhia Paranaense de Energia – Copel, in terms of CVM Instruction no. 358/2002, informs that – by Resolution no. 130, of June 20, 2005, which deals with Copel Annual Tariff Readjustment and was issued by Aneel (the Brazilian Agency of Electric Energy) – was authorized to adjust its electricity supply tariffs by 7.8% in average, as of June 24, 2005.

The Company decided to grant the final customers who pay their electricity bill when due, from August 1st, 2005 on, an average discount of 7% over the tariff set forth by Aneel’s Resolution no. 130.

Additionally, Copel included in the amount to be paid by customers, as of June 24, 2005, the PIS/Pasep and Cofins expenses effectively incurred by the Concessionary, the same practice already applied to sale tax (ICMS), which will account for a 5.3% increase, depending on the monthly result basis.

As from the Resolution herein dealt with, PIS/Pasep and COFINS expenses will no longer be part of the electricity tariff composition.

Curitiba, July 22, 2005

RUBENS GHILARDI
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.